

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Via E-Mail
Mikhail Muyingo, President
Gala Global Inc.
25 B Hampstead Hill Gardens
London NW32PJ, UK

> **Re:** **Gala Global Inc.**
> **Form S-1**
> **Filed March 11, 2011**
> **Amendment No. 1 on Form S-1**
> **Filed March 16, 2011**
> **File No. 333-172744**

Dear Mr. Muyingo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   We note your statement that "we will not control or determine the price at which a selling shareholder decides to sell its shares." Please revise your statement to clarify that the selling shareholders will sell at the fixed price of $0.05 per share until the shares are quoted on a market or securities exchange.

Prospectus Summary, page 6

2.   We note your statement that "our revenue to date has not been significant and we cannot forecast with certainty that our growth initiatives will generate greater profits." Please

revise to indicate that the company has not had any revenues or profits to date.

3.   Please revise to indicate the amount of additional financing needed to operate the business for the next twelve months.

4.   Please revise to quantify the additional cash you will need to implement your business plan and the consequences to your business should you be unable to raise those funds.

Risk Factors, page 7

5.   Please add a risk factor that addresses your need for additional cash to implement your business plan. You should also discuss your liquidity and the extent of your operations should you be unable to raise sufficient funds.

6.   Please add a risk factor that addresses your management's lack of experience, if true, with public reporting companies and/or accounting. Mr. Muyingo is your principal financial and accounting officer, but it does not appear from his management biography that he has a background in accounting. Please clarify if the Company will need to hire additional accounting personnel or consultants to comply with your financial reporting obligations.

7.   We note your statement in the first risk factor that "our ability to achieve and maintain profitability and positive cash flow is dependent upon – completion of this offering …." Please advise us how the offering allows the company to achieve and maintain profitability and positive cash flow. We may have further comment.

8.   Please revise to clarify your statement in the sixth risk factor that "[a]s well, any judgment obtained in the United States against us may not be enforceable in the United States."

9.   Revise your seventh risk factor to address the risks resulting from your president owning more than 50% of the outstanding shares and controlling the company.

Plan of Distribution, page 13

10.   Please revise to clarify the relationship of Nicole Muyingo Nulumanse to Mikhail Muyingo.

Business, page 16

11.   Please revise to remove language here and other places in your prospectus that implies that you currently have profitable operations, including references to generating greater profits or maintaining profitability.

12. Please substantially revise this section to clarify what operations you are currently performing, what operations or activities you will perform in the next 12 months, and what operations and activities you will perform beyond 12 months with additional funding. We note that you briefly discuss retail stores, shops, and locations in Europe and North America, and a website with significant e-commerce capability, but they are not mentioned in your plan of operation starting on page 24. Further, your discussion of your prospective designs and products on pages 16 and 17 is often in the present tense, but it is not clear whether you have actually developed any designs, brands, or products.

13. Please revise to clarify the current location of your MSK-335B sewing machine, as it does not appear you have any offices, retail stores or studio space. Also clarify where the tailoring and measurements currently take place or will take place. We note your statement that Mikhail Muyingo will promote the tailoring services and products from his home.

14. Please revise page 17 to address the amount of compensation to your marketing consultant. Also address the type of marketing and advertising that will be performed.

15. We note your statements that "an increasing number of customers would like custom tailoring and unique fashion apparel for special work and social events" and that "the site will … significantly enhance the efficiency of the design and selection process simultaneously reducing the time and cost of finding reasonably priced high quality tailors." The basis for comparative factual assertions and for management's belief in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to us. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

16. We note your statement that "we intent to fund our ability to offer more designs from the money we receive from our customers as well as the director Mikhail Muyingo who has agreed to lend the registrant additional funding if required." We also note your statement, on page 7, that "we have not received any confirmation from any party of their willingness to loan or invest funds to the company." Please revise to address whether the company has an agreement to obtain funding from Mikhail Muyingo. If there is an agreement, please describe the material terms, indicate if the agreement is legally enforceable and file the agreement as an exhibit to the registration statement.

17. We note your statement that your "potential customers are women and men of all age groups with a low, average or above average income." Provide us with the basis for your belief that people with low income seek custom tailored clothing or custom alterations.

18.	Please provide the basis of your belief that your website will be operational by May 2011. To the extent you have entered into an agreement with a developer, please disclose the material terms of the agreement and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Also, please revise to describe what features will be operational in the first phase and how long it will take and cost to achieve a fully functional website.

19.	Please revise to clarify your distribution methods for the first 12 months, as required by Item 101(h)(4)(ii) of Regulation S-K. Much of your distribution method disclosure revolves around your website, but it is unclear how you will be able to sell tailored clothing and offer tailoring services over the internet without having a substantial physical operation to obtain accurate measurements and perform the required tailoring. You only briefly mention a retail operation on page 16 and chain store customers on page 17, but not in your plan of operation.

20.	Please revise to provide disclosure of your competitive business conditions, the company's competitive position in the industry, and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K. Further, please clarify whether there are any website providers of tailored goods and tailoring services.

21.	Please revise to provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K regarding trademarks, as your disclosure on page 16 indicates you will offer your own branded goods.

22.	Revise to address the applicable governmental regulations.

Offices, paged 20

23.	We note you indicate that the company's offices are currently located in an office in the home of your president. Clarify if there is any agreement to continue using the home office for company business.

Market for Common Equity and Related Stockholder Matters, page 21

24.	Please revise to provide the information required by Item 201(a)(2)(i) and 201(a)(2)(iii) of Regulation S-K.

25.	We note that you indicate in the table that Mikhail Muyingo purchased the 3,500,000 shares on June 1, 2010. In the next paragraph you indicate that Mikhail Muyingo purchased his shares on August 20, 2010. Please revise as appropriate.

26.	Please revise to clarify your reference to the "OTCQB."

Management's Discussion and Analysis, page 23

27.   We note that your disclosure in this section that you have sufficient cash to maintain operations is inconsistent with your prospectus summary. Please revise to reconcile.

28.   Please revise to clarify whether Mr. Muyingo's agreement to loan the Company $11,000 if it is unable to raise funds from other sources is an informal arrangement at his discretion or a legally binding agreement. If it is a binding agreement, please file the agreement pursuant to Item 601(b)(10) of Regulation S-K.

Plan of Operation, page 24

29.   We note your statement that "we will negotiate terms and conditions of collaboration." Please clarify your statement. Who does the company anticipate collaborating with?

30.   Please address the anticipated costs of renting or purchasing a location for your Studio Centre in London.

31.   We note that your table of expenses on page 26 is inconsistent with your plan of operation. For example, your table does not include salaries for your prospective tailors, sales staff or other employees. You disclose $4,580 to set up your studio in your plan of operation, but Studios Expenses are listed as $6,000 plus an additional $3,000 of working capital. Please revise accordingly.

32.   You briefly mention your website in your plan of operation, but do not provide any disclosure as to its cost or schedule to implement. In your business section you refer to phase 1 costing $4,000 and being completed by May 2011. It is unclear why you only provide $4,000 in your expenses table, as it would appear further development and costs would be required beyond May 2011. Please revise accordingly.

33.   Please revise to provide specificity as to your General administrative costs. It is unclear what you general administrative costs entail.

34.   Please reconcile the discrepancy between the $12,000 in professional fees listed on page 26 with the disclosure on page 12 that it may costs up to $35,000 annually for your public reporting expenses.

Liquidity and Capital Resources, page 27

35.   We note your statement in the beginning of your Management's Discussion and Analysis section that "we believe that we have sufficient cash to maintain operations for the next twelve months." We also note that your expenses are currently anticipated to be $35,000 and that your working capital as of November 30, 2010 was $23,479. It appears that you will have a significant shortfall of cash. Revise your liquidity section to quantify your

cash needs for the next twelve months, including the costs to maintain your public reporting obligations and to implement your business plan. Please update your disclosure through the most recent interim financial statement date. Also clarify your anticipated sources of funding needed along with the consequences to the company should you fail to obtain such funding.

36.   Please revise to identify and describe the company's internal and external sources of liquidity.

37.   Please revise to clearly address any material commitments for capital expenditures.

Officers and Directors, page 27

38.   Please revise Mr. Muyingo's biography to clarify his role with Galina's Tailoring and Alterations, identify the real estate trading firm he founded, and clarify his current role with the real estate trading firm.

39.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Muyingo should serve as a director for the registrant, in light of the registrant's business and structure.

Conflicts of Interest, page 28

40.   Please revise to provide a description of the business of Galina's Tailoring and Alteration and whether this entity will share resources, equipment, employees, funds, or advertising with the Company. In addition, please clarify whether Galina's may compete for the same business as the Company. We may have further comment.

Family Relationships, page 31

41.   We note your reference to "Mikhail Muying Mikhail Muyin". Please revise to clarify this reference.

Security Ownership of Certain Beneficial Owners and Management, page 31

42.   Indicate the number of shares outstanding upon which the percentage of ownership is computed.

Financial Statements

General

43.   Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

44.   Tell us about your relationship with Galina's Tailoring and Alterations (ownership interest, employee, etc.) and how this entity's operations are related to your business plan as described on page 16.

Statement of Stockholders' Equity, page 38

45.   We note your disclosures in Item 5(f) – Sale of Unregistered Securities on page 21, Item 15 – Recent Sales of Unregistered Securities on page 45 and elsewhere in your registration statement that you issued 960,000 shares on December 17, 2010 for $19,200. It appears that these shares are recorded in your financial statements for the period ended November 30, 2010. Tell us why the shares issued subsequent to November 30, 2010 are included in your financial statements for the period ended November 30, 2010 or revise your financial statements as appropriate.

Notes to Financial Statements

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Fiscal Year, page 40

46.   We note your disclosure here that you have selected November 30 as your fiscal year end. However, we note your disclosure on page 34 that your fiscal year ends December 31st. Please revise or advise.

Indemnification of Directors and Officers , page 45

47.   Please revise this section to describe your indemnification provisions in your bylaws. You should also cite the correct article and clarify the distinction between the indemnification provided to your directors, as opposed to your officers and employees.

48.   Please revise to include the specific indemnification provision under the Nevada Revised Statutes.

Recent Sales of Unregistered Securities, page 45

49.   Please revise to clarify when Mr. Muyingo received shares of your common stock. You disclose conflicting dates within this section.

50.   Please revise this section to clarify which transaction your officer Ms. Violetta Muyingo received her shares of common stock as described on page 31 of your prospectus.

51.   Please revise to identify the 7 individuals who received shares on August 20, 2010 and indicate the number of shares each person received.

52.   Please revise this section to provide the facts relied up to make the exemption under Regulation S available for each of your sales of unregistered securities, as required by Item 701(d) of Regulation S-K. Your disclosure should address each relevant element of the rules that comprise of the exemption under Regulation S.

Undertakings, page 46

53.   Revise to provide the undertakings required by Item 512(h) of Regulation S-K or advise us why it is not necessary.

Signature page

54.   Please revise your signature page to provide the appropriate signatures under the caption "Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan (202) 551-3388 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jody M. Walker